Exhibit 99.8

Translation for Informational Purposes

CORPORACIÓN INMOBILIARIA VESTA, S.A.B. DE C.V. ANNUAL REPORT OF THE INVESTMENT COMMITTEE

Fiscal year 2025

Dear shareholders and members of the board of directors of Corporación Inmobiliaria Vesta, S.A.B. de C.V:

The undersigned acting as president of the investment committee of Corporación Inmobiliaria Vesta, S.A.B. de C.V. (the “Company”), hereby submit to your consideration, the annual activity report of the investment committee during the fiscal year ended on December 31st, 2025.

During the fiscal year of 2025, the investment committee was integrated as follows:

Member	Office	Character
Douglas M. Arthur	President	Independent Board Member
Stephen B. Williams	Member	Independent Board Member
Lorenzo Manuel Berho Corona	Member	Executive Chairman of the Board of Directors
Craig Wieland	Member	Independent Board Member
Manuela Molina Peralta	Member	Independent Board Member

The performance of the investment committee during the fiscal year of 2025 was according with the applicable rules set forth by the board of directors.

During the fiscal year ended on December 31st, 2025, the investment committee met twice on: (i) June 30th and (ii) November 14th.

The investment committee focused on (1) approving and/or recommending the board of directors to approve the acquisition of new land for future developments in the different regions where the Company has presence, (2) approving the development of infrastructure within its land reserves, and (3) approving the development of inventory and built to suit buildings within its land reserves.

During 2025, the investment committee approved projects for the amounts set forth in each case:

Type of Investment	Amount

Land acquisition	US$238,610,000
Recommendations to the board to approve land acquisitions	US$206,300,000
Development of infrastructure	US$147,910,000
Development of inventory buildings	US$51,820,000
Total amount approved	US$438,340,000

Mexico City, January 19th, 2026

/S/ Douglas M. Arthur

President of the Investment Committee of Corporación Inmobiliaria Vesta, S.A.B. de C.V.

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